333 Wolf Point Plaza
Chicago, IL 60654
Kevin M. Frank	United States
To Call Writer Directly:		Facsimile:
+1 312 862 3373	+1 312 862 2000	+1 312 862 2200
kevin.frank@kirkland.com
www.kirkland.com

June 20, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon
Melissa Gilmore
Bradley Ecker
Asia Timmons-Pierce

Re:	Firefly Aerospace Inc.
Draft Registration Statement on Form S-1
Submitted April 16, 2025
CIK No. 0001860160

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, Firefly Aerospace Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 (the “Revised Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 13, 2025, from the staff of the SEC (the “Staff”) relating to the Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) previously filed with the Staff on April 16, 2025. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the updated prospectus contained in the Revised Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Revised Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas  Frankfurt  Hong Kong  Houston  London  Los Angeles  Miami  Munich  New York  Paris  Riyadh  Salt Lake  City  Shanghai  Washington, D.C.

Securities and Exchange Commission

June 20, 2025

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please balance the disclosure in your summary by prominently disclosing your level of indebtedness, history of losses, and other challenges you face.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 13 and 14 of the Revised Registration Statement to prominently disclose its level of indebtedness, history of losses, and other challenges the Company faces through the inclusion of the bolded language below:

Challenges

We face a number of challenges inherent to our industry, including, among others: our focus on the defense markets and concentration of primary contracts with various governmental entities that account for a meaningful portion of our revenue; our ability to manage the increasing technological complexity of our business and the solutions we offer; and the impact of governmental budget and spending trends. We have historically generated net losses and there can be no assurance that we will generate net income at any point in the future. We may also seek growth by pursuing acquisitions or investment opportunities to complement or expand our existing business, some of which may be material and which could prove to be costly, time consuming, and challenging to consummate and/or integrate with our existing business. In addition, certain disruptions to the global economy, including market disruptions, monetary and fiscal policy uncertainty, supply chain challenges, high interest rates, and inflationary pressures have contributed to an inflationary environment that has adversely affected, and may continue to adversely affect, the price and availability of certain products and services necessary for our operations, which in turn may adversely impact our business and operating results. In addition, the global trade environment is uncertain and rapidly evolving. Tariffs imposed by the U.S. presidential administration or retaliatory tariffs announced by other countries could result in a trade war. The impact of tariffs on our business and results of operations will depend on their timing, duration, and magnitude.

Securities and Exchange Commission

June 20, 2025

Any number of these challenges, and others, could have a negative impact on our business, financial condition, and results of operations. For a discussion of the challenges, risks, and limitations that could harm our prospects, see “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Indebtedness

We have a substantial amount of indebtedness and may incur additional indebtedness in the future. As of March 31, 2025, our total indebtedness, excluding capitalized debt issuance costs, was $173.6 million, including $136.1 million under our Term Loan Facility (as defined herein) and $37.5 million under finance leases and other obligations. Although we intend to use a portion of the net proceeds received by us from this offering to repay all of our borrowings under the Credit Agreement, we may incur additional indebtedness in the future, including in connection with this offering. We have historically relied on a substantial amount of debt to finance our operations and investments and may continue to be reliant on such financing in the future. For a discussion of the risks associated with our indebtedness, see “Risk Factors—Risks Related to Our Indebtedness—Our substantial indebtedness could materially adversely affect our financial condition.”

Business, page 97

2.

We note your disclosure that the MLV is in final development in partnership with Northrop Grumman and that you expect the first launch to take place from Virginia’s Mid-Atlantic Regional Spaceport on Wallops Island. Please revise to disclose anticipated timing of your MLV launch and/or first delivery.

RESPONSE:

The Company has revised the disclosure on pages 2 and 108 of the Revised Registration Statement through the deletion of the ~~struck through~~ language and to include the bolded language below regarding the anticipated timing of our Eclipse (formerly “MLV”) launch.

Securities and Exchange Commission

June 20, 2025

We have a differentiated and scalable platform of Launch and Spacecraft Solutions with flight heritage. Within Launch, we have two offerings built on common technologies: Alpha and ~~the Medium Launch Vehicle (“MLV”)~~ Eclipse. Our operational launch vehicle, Alpha, is the first and only U.S.-based orbital rocket in the 1,000 kilograms class to successfully reach orbit, with five launches completed successfully. These successful launches include responsive space missions, which are a significant differentiator for Firefly and a critical national defense solution. ~~MLV~~ Eclipse, a reusable and scaled up version of Alpha, is in final development in partnership with Northrop Grumman and is expected to deliver 16,000-kilogram payloads to Low Earth Orbit (“LEO”) and can access Medium Earth Orbit (“MEO”), Geostationary Orbit (“GEO”), Highly Elliptical Orbit (“HEO”) and Trans-lunar Injection (“TLI”). We expect that Eclipse will first launch from Wallops Island, Virginia, as early as 2026 and it will be able to support space station resupply, commercial spacecraft, critical national security missions, and scientific payloads for the domestic and international markets.

Intellectual Property, page 109

3.	Please disclose the duration and effect of all patents, trademarks, licenses, franchises, and concessions held. Refer to Item 101(c) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company revised the disclosure on page 120 of the Revised Registration Statement to include the bolded language below regarding the anticipated expiration dates of our material intellectual property, including our patents supporting our tap-off cycle engine technology and our registered and active trademarks. The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

Securities and Exchange Commission

June 20, 2025

We are the sole owner of five granted U.S. patents (U.S. Patent Nos. 11,391,247, 11,008,977, 11,384,713, 11,692,515, and 11,746,729) relating to our tap-off cycle liquid rocket engines, including patents related to the cooling channels in the combustion chambers and patents related to the hot gas tap-off power source used in these engines. These five patents each expire in 2039. For our registered and active trademarks, the duration of such intellectual property is unlimited provided that such marks continue to be in use.

Regulatory, page 109

4.

Please revise your disclosure in this section to describe the material effects that compliance with government regulations may have upon your capital expenditures, earnings and competitive position. Please also address international regulations related to your business.

RESPONSE:

The Company respectfully advises the Staff that it believes the Company’s capital expenditures, earnings and competitive position are driven by operational concerns and does not view regulatory compliance as having an additional material effect on the Company’s capital expenditures, earnings, or competitive position. In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the Revised Registration Statement to include the bolded language below:

We are required to comply with a variety of governmental regulations, which could have a significant impact on our business, including our capital expenditures, earnings, and competitive position. We incur or will incur costs to monitor and take actions to comply with governmental regulations that are or will be applicable to our business, including, among others, federal securities laws and regulations, applicable stock exchange requirements, economic sanctions and trade embargo laws, and restrictions and regulations of the U.S. Department of Transportation, the FAA, the FCC, and other government agencies in the United States and the other countries in which we operate. While our international operations are currently limited and we did not recognize revenue outside of the United States during the year ended December 31, 2024 or the three months ended March 31, 2025, respectively, we anticipate further growth internationally by supporting more international customers from launch sites in the United States and expanding our operations to include international launch sites. For example, we are in the process of expanding our pad operations from Vandenberg Space Force Base in California to add Mid-Atlantic Regional Spaceport on

Securities and Exchange Commission

June 20, 2025

Wallops Island, Virginia and Esrange Space Center in Esrange, Sweden to support more missions, customers, and additional launch cadence opportunities and are considering expansion of our operations to serve additional international markets. As we expand internationally, we will be subject to additional rules and regulations, see “Risk Factors—Risks Related to Our Business—If we continue to expand outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.”

…

While there are no current regulatory matters that we expect to be material to our business, there can be no assurance that existing or future laws, regulations, and standards applicable to our operations will not lead to a material adverse impact on our business, results of operations, prospects, or financial condition. If new and more stringent government regulations are adopted, if industry oversight increases, or if we become subject to new international government regulations as a result of international expansion, we may incur significant expenses to comply with any new regulations or heightened industry oversight that are not addressed by our existing activities. See “Risk Factors—Risks Related to Our Business— Our business is subject to various regulatory risks that could adversely affect our operations.”

Index to Consolidated Financial Statements, page F-1

5.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has provided updated financial statements in the Revised Registration Statement that comply with the updating requirements of Rule 8-08 of Regulation S-X.

Note 18. Segment and Geographical Information, page F-52

6.

You disclose on page F-52 that you did not recognize revenue outside of the United States as of December 31, 2024; however, you disclose on page 55 that a substantial portion of your revenue is generated from customers outside of the United States.

Securities and Exchange Commission

June 20, 2025

Please address this apparent discrepancy and ensure future disclosures are revised as appropriate.

RESPONSE:

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 62 of the Revised to remove the reference to revenue generation from customers outside of the United States through the deletion of the ~~struck through~~ language and to include the bolded language below:

Changes in laws and regulations. It is possible that the laws and regulations governing our business and operations will change in the future. ~~A substantial portion of our revenue is generated from customers outside of the U.S.~~ While our current revenue is generated exclusively within the U.S., we are committed to expanding into the global market and enhancing our growth potential. There may be a material adverse effect on our financial condition and results of operations if we are required to alter our business to comply with changes in both domestic and foreign regulations, tariffs, or taxes and other trade barriers that reduce or restrict our ability to sell our products and services on a global basis, or by political and economic instability in the countries in which we conduct business. Any failure to comply with such regulatory requirements could also subject us to various penalties or sanctions.

General

7.

Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

RESPONSE:

The Company confirms it will provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

8.

We note that one customer accounted for 58% of your revenues in 2024. Please disclose terms of your material agreements file all material agreements as exhibits to your registration statement. If you believe you are not substantially dependent on any such agreement, please explain why. Refer to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

June 20, 2025

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe that we have any material contracts within the meaning of Item 601(b)(10) that are not otherwise filed, and we do not believe that our agreements with the referenced customer are required to be filed as exhibits to the Revised Registration Statement because such agreements do not constitute material contracts under Item 601(b)(10) of Regulation S-X.

Item 601(b)(10)(i)(A) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the “ordinary course of business” that is material to the registrant . . . .”

The Company’s ordinary course of business involves the design, development, and deployment of launch vehicles and spacecraft solutions and the sale thereof. Such activities involve contracting with third parties for such purposes. Each agreement with the referenced customer relates to the sale of launch services and spacecraft solutions we provide, which falls squarely within the ordinary course of our business.

Item 601(b)(10)(ii) of Regulation S-K further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course of business and need not be filed,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. The only Item 601(b)(10)(ii) category potentially relevant in the instant case is a “contract upon which the registrant’s business is substantially dependent.”

There is no contract with the referenced customer on which the Company’s business is substantially dependent. The Company has entered into a master framework agreement with the customer which includes certain master terms and conditions of the Company’s relationship with the customer. This agreement serves as a framework for the development and supply of launch vehicles and components to be provided through subsequent individual contracts. These subsequent individual contracts generate revenue on discrete timelines based on specified milestones and were negotiated to be administered independently of each other. Further, each of these contracts can be amended in appropriate circumstances, and could be terminated, canceled, or curtailed by the customer for convenience. The customer party to such contracts is easily replaceable, and there are several potential customers that would be willing and able to purchase the offerings currently purchased by such customer. Accordingly, the Company does not believe that it is substantially dependent upon any individual contract with the customer.

Securities and Exchange Commission

June 20, 2025

For the foregoing reasons, the Company respectfully submits that no agreements with the referenced customer or any other customer are required to be filed as an exhibit pursuant to Item 601(b)(10).

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928.

Sincerely,

/s/ Kevin M. Frank
Kevin M. Frank

cc:	Jason Kim

Chief Executive Officer, Firefly Aerospace Inc.